January 28, 2013

Via EDGAR

Era Anagnosti

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Anagnosti:

Re:  Enviro Cleanse, Inc. (the “Company”)
        Amendment No.4, Part II to Registration Statement on Form S-1
        Filed July 23, 2012
        File No. 333-182808

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Exhibits, page 581.

We note your response to comment four in our letter dated December 18, 2012; however, the exhibit index has not been revised to list the legal opinion as Exhibit 5.1 to the registration statement. Please correct the exhibit index by filing a Part II amendment to the Form S-1 and including an explanatory note on the inside cover of the registration statement facing page, identifying the reason for the amendment.

ANSWER: The exhibit index has been revised to list the legal opinion as Exhibit 5.1 to the registration statement. An explanatory note on the inside cover of the registration statement facing page, identifying the reason for the amendment has been included.

Thank you.